UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             NEXTEST SYSTEMS CORP.
                             ---------------------
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                   653339101
                                 -------------
                                (CUSIP Number)


                               December 31, 2007
                             ---------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                              [X]    Rule 13d-1(b)

                              [ ]    Rule 13d-1(c)

                              [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 653339101                                         Page 2 of 10 Pages


1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.    Check the Appropriate Box if a Member of a Group

          (a) [ ]
          (b) [ ]
................................................................................
3.    SEC Use Only
................................................................................
4.    Citizenship or Place of Organization

      Delaware
................................................................................
Number of             5.     Sole Voting Power              0
Shares               ..........................................................
Beneficially          6.     Shared Voting Power            0
Owned by Each        ..........................................................
Reporting             7.     Sole Dispositive Power         0
Person With          ..........................................................
                      8.     Shared Dispositive Power       0
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
................................................................................

11.   Percent of Class Represented by Amount in Row (9)

      0% based on 17,923,656 shares outstanding as of October 26, 2007.
................................................................................

12.   Type of Reporting Person:

      HC; OO

                                 SCHEDULE 13G

CUSIP No.: 653339101                                         Page 3 of 10 Pages


1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      SUPERNOVA MANAGEMENT LLC
................................................................................
2.    Check the Appropriate Box if a Member of a Group

          (a) [ ]
          (b) [ ]
................................................................................
3.    SEC Use Only
................................................................................
4.    Citizenship or Place of Organization

      Delaware
................................................................................
Number of             5.     Sole Voting Power              0
Shares               ..........................................................
Beneficially          6.     Shared Voting Power            0
Owned by Each        ..........................................................
Reporting             7.     Sole Dispositive Power         0
Person With          ..........................................................
                      8.     Shared Dispositive Power       0
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
................................................................................

11.   Percent of Class Represented by Amount in Row (9)

      0% based on 17,923,656 shares outstanding as of October 26, 2007.
................................................................................

12.   Type of Reporting Person:

      HC; OO

                                 SCHEDULE 13G

CUSIP No.: 653339101                                         Page 4 of 10 Pages


1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ALEC N. LITOWITZ
................................................................................
2.    Check the Appropriate Box if a Member of a Group

          (a) [ ]
          (b) [ ]
................................................................................
3.    SEC Use Only
................................................................................
4.    Citizenship or Place of Organization

      United States of America
................................................................................
Number of             5.     Sole Voting Power              0
Shares               ..........................................................
Beneficially          6.     Shared Voting Power            0
Owned by Each        ..........................................................
Reporting             7.     Sole Dispositive Power         0
Person With          ..........................................................
                      8.     Shared Dispositive Power       0
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
................................................................................

11.   Percent of Class Represented by Amount in Row (9)

      0% based on 17,923,656 shares outstanding as of October 26, 2007.
................................................................................

12.   Type of Reporting Person:

      HC

                                                             Page 5 of 10 Pages


Item 1(a).      Name of Issuer:

                Nextest Systems Corp. (the "Issuer")

Item 1(b).      Address  of Issuer's  Principal  Executive  Offices:

                875 Embedded Way
                San Jose, California 95138

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i) Magnetar Capital Partners LP ("Magnetar Capital Partners");

                ii) Supernova Management LLC ("Supernova Management"); and

                iii) Alec N. Litowitz ("Mr. Litowitz").

                This Statement  relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), and Magnetar Investment Management, LLC, a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).      Address  of  Principal   Business   Office  or,  if  None,
                Residence:

                The address of the principal business office of each of Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).      Citizenship:

                i) Magnetar Capital Partners is a Delaware limited partnership;

                ii) Supernova Management is a Delaware limited liability company; and

                iii) Mr. Litowitz is a citizen of the United States of America.

                                                             Page 6 of 10 Pages


Item 2(d).       Title of Class of Securities:

                Common Stock, par value $.001 per share (the "Shares")

Item 2(e).      CUSIP Number:

                653339101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                (a)  [ ]  Broker or dealer  registered under Section 15 of the
                          Exchange Act.

                (b)  [ ]  Bank as defined in Section  3(a)(6) of the  Exchange
                          Act.

                (c)  [ ]  Insurance  company as defined in Section 3(a)(19) of the Exchange Act.

                (d)  [ ]  Investment company registered under Section 8 of the
                          Investment Company Act.

                (e)  [X]  An  investment   adviser  in  accordance  with  Rule
                          13d-1(b)(1)(ii)(E);

                (f)  [ ]  An  employee  benefit  plan  or  endowment  fund  in accordance with Rule 13d-1(b)(1)(ii)(F).

                (g)  [ ]  A  parent  holding  company  or  control  person  in accordance with Rule 13d-1(b)(1)(ii)(G).

                (h)  [ ]  A savings  association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                (i)  [ ]  A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.         Ownership:

Item 4(a)       Amount Beneficially Owned:

                As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 0 Shares.

Item 4(b)       Percent of Class:

                The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 17,923,656 shares outstanding as of October 26, 2007).

Item 4(c).      Number of Shares of which such person has:


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

                                                             Page 7 of 10 Pages

(i) Sole power to vote or direct the vote:                                    0
(ii) Shared power to vote or direct the vote:                                 0
(iii) Sole power to dispose or direct the disposition of:                     0
(iv) Shared power to dispose or direct the disposition of:                    0

Item 5.         Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |x|.


Item 6.         Ownership  of More than Five  Percent  on Behalf of Another
                Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 8 of 10 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2008                            MAGNETAR CAPITAL PARTNERS LP


                                                   By:  /s/ Alec N. Litowitz
                                                        --------------------
                                                   Name:  Alec N. Litowitz
                                                   Title: Manager of Supernova
                                                          Management  LLC,  as
                                                          General  Partner  of
                                                          Magnetar     Capital
                                                          Partners LP


Date: February 12, 2008                            SUPERNOVA MANAGEMENT LLC


                                                   By:  /s/ Alec N. Litowitz
                                                        --------------------
                                                   Name:  Alec N. Litowitz
                                                   Title: Manager


Date: February 12, 2008                            ALEC N. LITOWITZ


                                                   /s/ Alec N. Litowitz
                                                   --------------------

                                                             Page 9 of 10 Pages


                                 EXHIBIT INDEX


Ex.                                                                    Page No.
--                                                                     --------

A.  Joint Filing  Agreement,  dated  February 12, 2008 by and among
    Magnetar Capital  Partners LP,  Supernova  Management  LLC, and
    Alec N.  Litowitz....................................................... 10

                                                            Page 10 of 10 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Nextest Systems Corp. dated as of February 12, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 12, 2008                            MAGNETAR CAPITAL PARTNERS LP


                                                   By:  /s/ Alec N. Litowitz
                                                        --------------------
                                                   Name:  Alec N. Litowitz
                                                   Title: Manager of Supernova
                                                          Management  LLC,  as
                                                          General  Partner  of
                                                          Magnetar     Capital
                                                          Partners LP


Date: February 12, 2008                            SUPERNOVA MANAGEMENT LLC


                                                   By:  /s/ Alec N. Litowitz
                                                        --------------------
                                                   Name:  Alec N. Litowitz
                                                   Title: Manager


Date: February 12, 2008                            ALEC N. LITOWITZ


                                                   /s/ Alec N. Litowitz
                                                   --------------------